Exhibit 99

RIVERWOOD HOLDING, INC.
RECONCILIATION OF INCOME FROM OPERATIONS TO EBITDA
(In thousands of dollars)
(unaudited)

	Coated	Container-	Corporate &
	Board	board	Eliminations	Total

First Three Months 2002:
Income from Operations	$44,450	$(8,276)	$(4,993)	$31,181
Add: Depreciation and amortization	26,725	3,107	2,302	32,134
Other non-cash charges (A)	(1,540)	120	811	(609)

Credit Agreement EBITDA (B)	69,635	(5,049)	(1,880)	62,706
Less: Certain non-cash charges (C)	27	(120)	(811)	(904)

EBITDA (C)	$69,662	$(5,169)	$(2,691)	$61,802

First Three Months 2001:
Income from Operations	$26,309	$(3,476)	$(12,016)	$10,817
Add: Depreciation and amortization	33,700	3,968	3,600	41,268
Other non-cash charges (A)	4,264	102	2,733	7,099

Credit Agreement EBITDA (B)	64,273	594	(5,683)	59,184
Less: Certain non-cash charges (C)	(2,280)	(102)	(1,016)	(3,398)

EBITDA (C)	$61,993	$492	$(6,699)	$55,786

Notes:

(A)	Other non-cash charges include non-cash charges for LIFO accounting, pension, postretirement and postemployment benefits, and amortization of premiums on hedging contracts deducted in determining net income.

(B)	Credit Agreement EBITDA is calculated based on the definitions of EBITDA and GAAP contained in the Company’s Senior Secured Credit Agreement. Credit Agreement EBITDA is defined as consolidated net income (exclusive of non-cash charges resulting from purchase accounting during the periods subsequent to the Merger) before consolidated interest expense, consolidated income taxes, consolidated depreciation and amortization, and other non-cash charges deducted in determining consolidated net income, extraordinary items and the cumulative effect of accounting changes and earnings of, but including dividends from, non-controlled affiliates. The Company believes that EBITDA provides useful information regarding the Company’s ability to service debt, but should not be considered in isolation or as a substitute for the Condensed Consolidated Statements of Operations or cash flow data.

(C)	For purposes of Credit Agreement EBITDA, as reported above, the Company adds back to income from operations non-cash charges for pension, post-retirement and post-employment benefits, and expenses (credits) relating to changes in GAAP subsequent to March 1996, which are excluded from EBITDA, as reported above. EBITDA is defined as income from operations before depreciation and amortization expense, loss (gain) on asset write-downs/unusual asset disposals, loss on impairment of assets and LIFO related expenses (credits) plus dividends from equity investments recorded in the relevant period. This definition of EBITDA conforms to the presentation in the Form S-1 registration statement for Holding’s proposed initial public offering.